

September 9, 2010

Mr. Arthur D. Viola, Chief Executive Officer
Daniels Corporate Advisory Company, Inc.
Parker Towers, 104-60, Queens Boulevard, 12th Floor
Forest Hills, NY 11375

> **Re: Daniels Corporate Advisory Company, Inc**
> **Registration Statement on Form S-1**
> **Filed August 31, 2010**
> **File No. 333-169128**

Dear Mr. Viola:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Please note that your audit report for the fiscal years ended November 30, 2009, and 2008 was issued by a firm that was not registered with the Public Company Accounting Oversight Board (PCAOB) and the report does not reference auditing standards of the PCAOB. You will need to revise your filing to include financial statements audited in accordance with PCAOB Standards by a firm that is registered with the PCAOB, and ensure that the audit report refers to such Standards. We refer you to PCAOB Rule 2100, paragraph 3 of PCAOB Auditing Standard No. 1, and SEC Release No. 34-49708.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Jonathan Wiggins at (202) 551-3694 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Norman T. Reynolds, Esq.